Exhibit 4.6

CONSULTING AGREEMENT

THIS AGREEMENT dated for reference the 27th day of March 2020

AMONG:

PARCELPAL TECHNOLOGY LTD., a company incorporated under the laws of the Province of British Columbia, with an office at 305-190 Alexander Street, Vancouver, BC, Canada, V6A 2S5

(the “ Company”)

OF THE FIRST PART

AND:

RICH WHEELESS of 6647 Saint Andrews Cross, Unit D, Liberty Township, OH 45044 USA

(the “Consultant”)

OF THE SECOND PART

WHEREAS:

A.           The Company is in the business of providing on-demand delivery service platforms based upon mobile applications

B.            The Company wishes to engage the Consultant, and the Consultant has agreed to be engaged, as Chief Financial Officer of the Company; and

C.            The Parties have agreed that this Agreement will govern the terms of the Consultant’s engagement with the Company.

THIS AGREEMENT WITNESSES THAT in consideration of the premises and mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

1.	DEFINITIONS

1.1          The following terms used in this Agreement shall have the meaning specified below unless the context clearly indicates the contrary:

(a)	“Affiliate” has the meaning set forth in the Business Corporations Act (British Columbia).

(b)	“Agreement” means this Consulting Agreement.

(c)	“Board” shall mean the Board of Directors of the Company.

(d)	“Business” means the business of the Company and its Affiliates.

(e)	“Cause” shall mean any of the following: (1) the Consultant’s conviction of an offence, any act involving moral turpitude, or a misdemeanor where imprisonment is imposed, (2) the Consultant’s commission of any act of theft, fraud, dishonesty, or falsification of any employment or Company records, (3) improper and willful disclosure by the Consultant of the Company’s confidential or proprietary information, (4) any action by the Consultant which has a material and detrimental effect on the Company’s reputation or business, (5) the Consultant’s failure or inability to perform any reasonable assigned duties after written notice from the Company which breach is not cured within ten (10) days following written notice of such breach, (6) a course of conduct amounting to gross incompetence, (7) chronic and unexcused absenteeism (although it is acknowledged by the Company that Consultant is not required to physically report to the Company’s principal or other offices on a regular basis), (8) unlawful appropriation of a corporate opportunity, or (9) willful misconduct in connection with the performance of any of the Consultant’s duties, including, without limitation, misappropriation of funds or property of the Company, securing or attempting to secure personally any profit in connection with any transaction entered into on behalf of the Company, misrepresentation to the Company, or any violation of law or regulations on Company premises or to which the Company is subject.

(f)	“Commencement Date” means the date of the Consultant commences employment with the Company as set out opposite the heading “Commencement Date” in Schedule A.

(g)	“Consulting Fee” shall mean the cash compensation payable to the Consultant at the rate set forth Schedule A.

(h)	“Documents” includes software (including source code and object code versions), manuals, diagrams, graphs, charts, projections, specifications, estimates, records, concepts, documents, accounts, plans, formulae, designs, methods, techniques, processes, supplier lists, price lists, customer lists, market research information, correspondence, letters and papers of every description, including all copies of and extracts from any of the same.

(i)	“Intellectual Property” means all intellectual and industrial property or rights, (including, without limitation, applications for the grant of or registration of such property or rights) whether granted or subsisting by statute, or arising at common law or in equity, including without limitation: (i) any patents or patent applications owned by the Company or its Affiliates, (ii) all copyrights, trademarks, design, confidential information, client lists, trade secrets or other proprietary rights, whether registered or unregistered or rights to or in any of the Inventions or other inventions, innovations, registered designs or rights to or in registrable designs; and (iii) all Technical Documentation and Know-How, whether existing or arising in Canada or any other part of the world and whether created and in existence before or after the date of execution of this Agreement which are in any way related to or connected with the Technology.

(j)	“Know-How” means the body of technical knowledge, experience and skills and all information, ideas, concepts and manufacturing instructions, in whatever form, relating to or for use in connection with the Technology and the use and exploitation of the Technology and includes both the whole body of such knowledge, experience, skills and information and also any one or more parts of the same.

(k)	“Technical Documentation” means all reports documentation, research and development records and reports and other documentation in which the Know-How, Intellectual Property, confidential information or Technology is recorded and all other technical documentation associated with the Know-How, Intellectual Property and Technology including reports, letters, designs, drawings, formulae, processes, materials, computer data bases, photographs and the like relating in any manner whatever to the Technology in the Company’s possession or control on the date of this Agreement and created after the date of this Agreement.

(l)	“Technology” means all technology, information, research and development processes, empirical and testing data (and all improvements to such material) Know- How, trade secrets, data and all improvements thereto whether written or oral including all Technical Documentation, in relation to the inventions or similar inventions developed by the Company.

(m)	“Term” means the term of the Consultant’s consultancy engagement as set out opposite the heading “Term” in Schedule A.

(n)	“Termination without Cause” shall mean a termination by the Company of the Consultant’s engagement without Cause.

2.	ENGAGEMENT AS A CONSULTANT

2.1          Term. The Term shall become effective and begin as of the Commencement Date, and shall continue for a period of the Term. The Consultant will serve the Company subject to the general supervision, advice and direction of the Company’s board of directors and upon the terms and conditions set forth in this Agreement.

3.	CONSULTANT’S OBLIGATIONS

3.1          Position. The Company hereby agrees to hire the Consultant in the role of the Company’s Chief Executive Officer (“CEO”), and the Consultant hereby accepts such engagement with the Company on the terms and conditions set forth herein. The Consultant shall perform all activities and services as the Company’s CEO, which shall include duties and responsibilities as the Company’s Board may from time-to-time reasonably prescribe consistent with the duties and responsibilities of the CEO of the Company.

3.2          Duties. In addition to the duties set out in section 3.1, during the term of this Agreement the Consultant will:

(a)	undertake all reasonable and proper duties and exercise the powers in relation to the Company and its Business as the Company may from time to time assign to or vest in the Consultant as well as those that are understood during the Term to be the duties of that position;

(b)	comply with all reasonable directions given by the Company (or the Board) in the discharge of the Consultant’s duties and in the exercise of those powers, observe and comply with all reasonable and proper resolutions, regulations and directions from time to time passed, made or given by the Company (or the Board) and exercise his or her discretion at all times in the best interests of the Company;

(c)	unless absent on leave as provided for in this Agreement, including illness or involuntary injury, devote the whole of his or her time, attention, skills and ability during normal business hours and at such other times as may be reasonably necessary to the discharge of his or her duties under this Agreement;

(d)	not in any circumstances, either directly or indirectly, receive or accept for his own benefit any commission, rebate, discount, gratuity or profit from any person, company or firm having business transactions with the Company or any of its Affiliate; and

(e)	must use his best endeavours to promote, advance and improve the Business and otherwise achieve the corporate objectives of the Company.

3.3	Report. The Consultant will be responsible and report to the Board.

4.	COMPENSATION AND BENEFITS

4.1          Consultant Fee. During the Term, the Company shall pay the Consultant in USD$ payable monthly on the 1st of the month, retroactive to the Commencement Date, in accordance with the terms set forth Schedule B.

4.2          Bonus. As additional consideration to the Consultant, the Company shall compensate consultant such minimum cash bonuses set forth in Schedule B, and the Board shall in its discretion grant Consultant such additional performance bonuses based upon the Company achieving the milestones set forth in Schedule B (the “Milestones”).

4.3          Unregistered Stock Award and Stock Option Grant. The Company shall grant to consultant 2,000,000 unregistered common shares, having a grant date of March 27, 2020 and a grant date value of CN$09 per share (the closing price per share on such date), all such shares being subject to a holding period of four months and one day from the date of such grant, and in accordance with applicable law. Any stock grants for future periods shall be at the discretion of the Board of Directors and issued in accordance with the terms of the Company’s qualified stock option plan and in such amounts and at a price per share at the time of each such grant(s), and in accordance with applicable law.

4.4          Expenses. The Company shall reimburse the Consultant for all reasonable business and travel related expenses incurred by the Consultant in the normal course of performing his duties hereunder, provided that such expenses are supported by statements, receipts or vouchers supplied to the Company.

5.	NO INDUCEMENTS OR REWARDS

5.1           No Inducements or Rewards. The Consultant will not accept any payment or other benefit in money or in kind from any person as an inducement or reward for any act or forbearance in connection with any matter or business transacted by or on behalf of the Company.

6.	MAINTENANCE OF RECORDS

6.1          Maintenance of Records. The Consultant will maintain in reasonable order all relevant documents, receipts, papers, log books, books, records, notes, minutes, dockets, and diaries in relation to any benefit provided to him and any expenses reimbursed to him, and will promptly, and in any case not more than 5 days following a request for the same by or on behalf of the Company, produce and surrender them to the Company. The Company will advise the Consultant of the relevant records to be maintained.

7.	TERMINATION

7.1           Termination for Cause. The Company may terminate this Agreement at any time for Cause. In the event of Termination for Cause, the Company shall, not later than the next regularly scheduled payroll date, pay to the Consultant all of the Consulting Fee earned through the date of such termination and the Company will have no further liability or obligation to the Consultant.

7.2          Termination without Cause. The Company may terminate this Agreement without Cause at any time upon providing the Consultant thirty (30) days’ notice, or payment in lieu of such Notice.

7.3          Consultant Termination. The Consultant may terminate this Agreement at any time upon giving forty-five (45) days’ notice in writing to the Company.

7.4          Severance Payment. In the event that the Consultant’s engagement is terminated pursuant to either Section 7.2 of this Agreement, and the Consultant shall have served as an executive for a period of at least six months from the Commencement Date of March 1, 2020, the Company shall:

(a)	pay the Consultant a severance payment equal to the Consultant Fee for the full Term of this Agreement (including accrued bonuses and benefits),

(b)	pay any Consulting Fee accrued as of the date of termination;

(c)	pay the value of all benefits accrued, if any, as of the Severance Payment Date;

(d)	pay USD$ 50,000 in either cash or common shares of the Company, at the discretion of the Board; and

(e)	any other amounts the Consultant is entitled at law or under any other terms and conditions of the Consultant’s engagement with the Company,

less the required statutory deductions (the “Severance Payment”). The Severance Payment shall be paid to the Consultant on the Severance Payment Date.

7.5           Delivery up of all Property. In addition to any other obligation set forth in this Agreement, on termination of this Agreement, however occurring, the Consultant will immediately deliver up to the Company all property belonging directly or indirectly to the Company which is in the Consultant’s possession or under the Consultant’s control, including, without limitation, the Company’s documents, drawings, models, microfilm, audio or video tapes, cassettes or disks or any other medium of storing or recording information, copies thereof, motor vehicle(s), telephone(s), credit cards and keys.

7.6          Survival of Rights and Obligations. On termination of this Agreement for any reason, all rights and obligations of each party that are expressly stated to survive termination or continue after termination will survive expiration or termination of this Agreement or of the Term and continue in full force and effect as contemplated in this Agreement. Any expiration or termination of this Agreement or of the term will be without prejudice to any rights and obligations of the parties arising or existing up to the effective date of the expiration or termination, or any remedies of the parties with respect thereto.

7.7          Release. On termination of this Agreement for any reason, the Consultant agrees, if requested by the Company, to execute a general release in the form acceptable to the Company and to make no other claim against the Company or its Affiliates, directors or officers pursuant to this Agreement.

8.	INFORMATION ACQUIRED DURING TERM

8.1          Intellectual Property. The Consultant acknowledges that the creation of Intellectual Property is part of their position and duties and that any Intellectual Property so created or developed by the Consultant vests in and belongs to the Company pursuant to the terms of this Agreement. Upon request by the Company the Consultant agrees to take whatever action is required to confirm the Company’s ownership of any Intellectual Property created by the Consultant in the course of carrying out their position and duties. The Consultant is under an obligation to disclose to the Company all Intellectual Property including tangible results of the research that the Consultant develops that are conceived, reduced to practice, invented or otherwise created, either solely or jointly, with others during the course of carrying out their position and duties. The Consultant agrees to execute all documents necessary to assist the Company, both during and after the Term of this Agreement (wherever possible), to obtain and enforce any patent application and any issued patent covering Intellectual Property developed by the Consultant. The Consultant is obligated to maintain all records of research and development work performed during employment and to document and date such records in an accessible format, such as laboratory note books, that can be easily evaluated by the Company. The Consultant is obligated to turn over such records to the Company upon termination of this Agreement. This is also applicable to confidential and trade secret documents and materials in the possession of the departing Consultant. Any invention or improvement conceived or developed by the Consultant during the Term, which pertains to the business of the Company, or related fields shall be the property of the Company even after termination of this Agreement.

8.2           Property of Company. In addition to section 8.1 of this Agreement, all products of the Consultant’s services created in the course of or as part of his consultancy belong to the Company. This includes any copyright in any written material or in any other material in which copyright may exist, such as computer programs, written procedures or analysis formats. Whether or not copyright exists, the physical ownership of all lists, files, correspondence, contracts and other material created by the Consultant for the purpose of or as part of his engagement will vest in the Company and will not be used by the Consultant other than for the purposes of the Business whether during or after the Consultant’s engagement under this Agreement.

8.3	Confidential Information. The Consultant will:

(a)	keep any Confidential Information secret and confidential, except to the extent that the Consultant is required by law to disclose it, or pursuant to the terms of such confidentiality or non-disclosure agreement, or confidentiality provisions set forth in such other agreements entered into by the Company;

(b)	take all reasonable and necessary precautions to maintain the secrecy and prevent the disclosure of any Confidential Information; and

(c)	not disclose any Confidential Information to any third party without first obtaining the written consent of the Company or pursuant to the terms of such confidentiality or non- disclosure agreement, or confidentiality provisions set forth in such other agreements entered into by the Company, or except in the ordinary and proper course of employment.

8.4          Survive Termination. The Consultant’s obligations under sections 8.1, 8.2 and 8.3 survive the termination of Term.

8.5          No Limitation. Nothing in this section 8 will limit any other duty of confidentiality of the Consultant at law or in equity.

9.	RELIEF

9.1          Remedy for Breach. The Consultant hereby expressly acknowledges that any breach or threatened breach by the Consultant of any of the terms set forth in Sections 8, 9 and 10 of this Agreement may result in significant and continuing injury to the Company, the monetary value of which would be impossible to establish, and any such breach or threatened breach will provide the Company with any and all rights and remedies to which it may be entitled under the law, including but not limited to injunctive relief or other equitable remedies.

10.	PARTIES BENEFITED; ASSIGNMENT

10.1         Assignment. This Agreement shall be binding upon, and inure to the benefit of, the Consultant, her heirs and her personal representative or representatives, and upon the Company and its successors and assigns. Neither this Agreement nor any rights or obligations hereunder may be assigned by the Consultant.

11.	NOTICES

11.1         Notices. Any notice required or permitted by this Agreement shall be in writing, sent by registered or certified mail, return receipt requested, by overnight courier, or via email, addressed to the Board (if by email then to the chairman of the Board) and the Company at its then principal office, or to the Consultant at the address set forth in the preamble (or if by email, then to the Consultant’s Company email address, or if Consultant is no longer with the Company, then to such personal email address provided by Consultant), as the case may be, or to such other address or addresses as any party hereto may from time to time specify in writing for the purpose in a notice given to the other parties in compliance with this Section 11. Notices shall be deemed given when delivered.

12.	GOVERNING LAW

12.1        Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and each party hereto adjourns to the jurisdiction of the courts of the Province of British Columbia.

13.	REPRESENTATIONS AND WARRANTIES

13.1       Representations and Warranties of Consultant. The Consultant represents and warrants to the Company that (a) the Consultant is under no contractual or other restriction which is inconsistent with the execution of this Agreement, the performance of her duties hereunder or other rights of Company hereunder, and (b) the Consultant is under no physical or mental disability that would hinder the performance of her duties under this Agreement.

14.	MISCELLANEOUS

14.1        Entire Agreement. This Agreement contains the entire agreement of the parties relating to the subject matter hereof.

14.2        Amendments. No modification or amendment of this Agreement shall be valid unless in writing and mutually agreed and signed by or on behalf of the respective parties hereto.

14.3         Waiver. A waiver of the breach of any term or condition of this Agreement shall not be deemed to constitute a waiver of any subsequent breach of the same or any other term or condition.

14.4        Applicable Law. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. If any provision of this Agreement, or the application thereof to any person or circumstance, shall, for any reason and to any extent, be held invalid or unenforceable, such invalidity and unenforceability shall not affect the remaining provisions hereof and the application of such provisions to other persons or circumstances, all of which shall be enforced to the greatest extent permitted by law.

14.5         Relationship. It is expressly acknowledged and agreed by the parties that the only relationship of the Consultant to the Company created by this Agreement will for all purposes be that of an independent contractor, and that this Agreement does not create an employer-employee relationship between the Consultant (either individually, personally, directly or indirectly, or at the Consultant Company level) and the Company. The Consultant further acknowledges and agrees that, except as expressly provided for in this Agreement, the Consultant will not be entitled to any compensation, remuneration or benefits, including any employee benefits provided to its employees, from the Company in connection with this appointment, the Services or in connection with any other matter or thing contemplated by or done pursuant to this Agreement. The fees provided for Services under this Agreement imposes no obligation, express or implied, for the Consultant to purchase, prescribe, provide favorable formulary status for, or otherwise support the Company’s products.

14.6         Limited Authority as Agent. The Consultant will be an agent of the Company solely in those circumstances where the Consultant is required to be an agent to carry out its obligations as set forth in this Agreement, and as customary with the duties and role as CEO and/or director. Without limiting the generality of the foregoing, the Consultant will not commit or be entitled to commit the Company to any obligation whatsoever nor will the Consultant incur or be entitled to incur any debt or liability whatsoever on behalf of the Company and/or its affiliates, without in each case the express prior written authority of the Board, as applicable. Any obligations, debts or liabilities incurred other than as aforesaid will be exclusively for the account of the Consultant.

14.7         Taxes. Based on the relationships of the parties, including as described in Section 8.1, the Consultant covenants and agrees to pay and be responsible for all income taxes and all other taxes whatsoever now or hereafter payable in connection with any consultancy fee, remuneration or compensation provided under this Agreement. The Consultant covenants and agrees with the Company to indemnify and to save harmless the Company from all tax liability that the Company may ever incur (as finally adjudicated) with respect to any such taxes as may be imposed on the Company resulting from Consultant’s being determined not to be an independent contractor.

14.8         Whole Agreement. This Agreement constitutes the whole agreement between the Company and the Consultant with respect to the subject matters of this Agreement, and supersedes any previous communications, understandings and agreements between the Company and the Consultant regarding the subject matters of this Agreement, whether written or oral. Except as otherwise provided in this Agreement, this Agreement may only be amended by further agreement in writing signed by the parties to this Agreement.

14.9         Headings. The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning of any provision hereof.

14.10       Binding Effect. This Agreement will be binding upon and will enure to the benefit of the Company and the Consultant and their respective heirs, executors, administrators, successors and permitted assigns.

14.11       Counterparts. This Agreement may be signed in counterparts, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

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Independent Counsel. The Consultant acknowledges and agrees that O’Neill Law LLP has acted solely as legal counsel for the Company and that the Consultant has been recommended to obtain independent legal advice prior to execution of this Agreement.

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first written above.

PARCELPAL TECHNOLOGY INC.

By:	/s/ Brian Storseth
Brian Storseth

By: /s/ Rich Wheeless
Rich Wheeless

Name of Consultant

Schedule A

Consulting Agreement Details

Item	Details
Consultant’s Name	Rich Wheeless

Consultant’s Address	6647 Saint Andrews Cross, Unit D, Liberty Township, OH 45044 USA

Consulting Fee

Shall be paid in USD$ per month, payable bi-monthly on the 1st and 15th of the month, in the amounts and as set forth below:

(1)    Payable and retroactive to March 1, 2020, USD$6,000 per month through December 31, 2020;

(2)   January 1 - December 31, 2021, USD$10,000 per month; however, if annual gross revenues of not less than $6M CAD is achieved for FY 2020, then the monthly base compensation shall be USD$12,000;

(3)   January 1 – December 31, 2022, $USD12,000 per month; however, if annual gross revenues of not less than $10M CAD is achieved for FY 2021, then the monthly base compensation shall be USD$15,000;

(4)    January 1 – March 1, 2023 - USD$15,000 per month; however, if the Agreement is extended for an additional 12 month term, and if annual gross revenues of not less than $13M CAD is achieved for FY 2022, then the monthly base compensation shall be USD$17,000.

Cash Bonuses	Shall be paid in USD$ pursuant to the amounts and terms set forth in Schedule B

Stock Grant	Pursuant to Section 4.3 of the Agreement, 2,000,000 unregistered common shares, having a grant date of March 27, 2020 and a grant date value of CN$.09 per share

Commencement Date	March 1, 2020

Term

Thirty-six (36) months, automatically renewable in twelve (12) month increments beginning on the last day of the Term of this Agreement (February 28, 2023), unless earlier terminated in accordance with section 7 of the Agreement.

Vesting Schedule on future Stock Options granted by the Board, if any	90 Days	Year One	Year Two
	TBD	TBD	TBD

SCHEDULE B MILESTONES

Milestone	Milestone Detail	Date to be Achieved	Total bonus to be issued on completion
1	The Company is solvent	On the close of the 2020 Financial Year (“FY”)	Cash bonus of USD$ 30,000 to be paid no later than January 31, 2021

2	The Company achieves gross revenues of not less than CAD$ 6,000,000	On the close of the 2020 FY	Cash bonus of USD$ 50,000 to be paid no later than January 31, 2021

3	The Company achieves gross revenues of not less than CAD$ 8,000,000	On the close of the 2020 Financial Year	Cash bonus of USD$ 100,000 to be paid no later than January 31, 2021

4	The Company is solvent	On the close of the 2021 FY	Cash bonus of USD$ 100,000 to be paid no later than January 31, 2022

5	The Company achieves gross revenues of not less than CAD$ 10,000,000	On the close of the 2021 Financial Year	Cash bonus of USD$ 200,000 to be paid no later than January 31, 2022

6	The Company is solvent	On the close of the 2022 FY	Cash bonus of USD$ 150,000 to be paid no later than January 31, 2023

7	The Company achieves gross revenues of not less than CAD$ 13,000,000	On the close of the 2022 Financial Year	Cash bonus of USD$ 300,000 to be paid no later than January 31, 2023